UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of E&P assets in Sergipe

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Rio de Janeiro, December 23, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 02/19/2021, informs that it signed today with Carmo Energy S.A. a contract for the sale of all its stakes in a set of 11 concessions of onshore production fields, with integrated facilities, located in the state of Sergipe, jointly denominated Carmópolis Cluster.

The sale price is US$ 1.1 billion, of which (a) US$ 275 million as a down payment; (b) US$ 550 million at the closing of the transaction and (c) US$ 275 million 12 months after the closing. The amounts do not consider adjustments due until the closing of the transaction, which is subject to compliance with certain precedent conditions, such as approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is aligned with the portfolio management strategy and the improved allocation of the company's capital, aiming to maximize value and greater return to society. Petrobras is increasingly concentrating its resources on deep and ultra-deep water assets, where it has shown a great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About Carmópolis Cluster

The Carmópolis Cluster comprises 11 onshore production concessions, located in different municipalities in the state of Sergipe, in addition to including access to oil and natural gas processing, flow, storage and transportation infrastructure.

The Atalaia Cluster, which contains, among other assets, the Aracaju Waterway Terminal (Tecarmo) and the Bonsucesso-Atalaia Oil Pipeline, which flows the oil production from the concessions to Tecarmo are also part of the Carmópolis Cluster.

The average production of the Carmópolis Cluster from January to November 2021 was 7.6 thousand barrels of oil per day and 43 thousand m3/day of gas. Petrobras is the operator of these fields, with 100% participation.

About Carmo Energy

Carmo Energy is an affiliate of the Cobra group and with this operation enters the sector of production, processing, flow, storage and transportation of oil and natural gas in Brazil. The Cobra Group has extensive experience in oil and natural gas exploration, production and commercialization activities from onshore fields in other countries in the Americas (Mexico, Colombia, Ecuador). Other companies of the same group have been present in Brazil for more than 20 years, in sectors such as electricity transmission and power generation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer